October 19, 2011
Rufus Decker, Accounting Branch Chief
Nudrat Salik, Staff Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Kid Brands, Inc.
Form 10-K for Fiscal Year ended December 31, 2010 Filed March 31, 2011
Form 10-Q for Fiscal Quarter ended June 30, 2011 Filed August 15, 2011
Definitive Proxy Statement on Schedule 14A Filed June 9, 2011
File No. 1-8681
Dear Mr. Decker and Ms. Salik:
In your letter dated October 6, 2011, you requested that we respond to your comments regarding the foregoing filings within ten business days, or advise you when we would provide the requested response.
As discussed with Ms. Salik, due to prior commitments involving persons responsible for our response, the complexity of certain of the issues presented in your comment letter, and the need for specified personnel to thoroughly review our response, we require additional time to gather information necessary to respond appropriately to your comments. As discussed, we will file our response to your comment letter no later than October 28, 2011.
We appreciate your support regarding the timing of this request, and continue to diligently prepare our response. Please contact me at (201) 405-2454 if you have any questions regarding the foregoing.
Sincerely,
KID BRANDS, INC.

By:	/s/ Marc S. Goldfarb
Name:	Marc S. Goldfarb
Title:	Senior Vice President
and General Counsel